                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.        )*
                                          --------

                           Mego Mortgage Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   585165103
                               -----------------
                                 (CUSIP Number)

            December 31, 1998 - Filing pursuant to Rule 13d-1(b)(2)
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  585165103             13G              Page    1     of    3    Pages
                                                       --------    -------
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Boston Partners Asset Management, L.P.

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
       Not applicable

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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                     5   SOLE VOTING POWER

    NUMBER OF            -0- shares
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      6   SHARED VOTING POWER
     OWNED BY
       EACH              2,666,680 shares
    REPORTING      -------------------------------------------------------------
      PERSON         7   SOLE DISPOSITIVE POWER
       WITH
                         -0- shares
                   -------------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         2,666,680 shares
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,666,680 shares
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
       SHARES*

       Not applicable
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON *

       IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.  585165103             13G              Page    2     of    3    Pages
                                                       --------    -------
--------------------                              ------------------------------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Boston Partners, Inc.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
       Not applicable

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER

    NUMBER OF            -0- shares
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      6   SHARED VOTING POWER
     OWNED BY
       EACH              2,666,680 shares
    REPORTING      -------------------------------------------------------------
      PERSON         7   SOLE DISPOSITIVE POWER
       WITH
                         -0- shares
                   -------------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         2,666,680 shares
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,666,680 shares
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
       SHARES*

       Not applicable
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON *

       CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.  585165103             13G              Page    3     of    3    Pages
                                                       --------    -------
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Desmond John Heathwood

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
       Not applicable

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER

    NUMBER OF            -0- shares
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      6   SHARED VOTING POWER
     OWNED BY
       EACH              2,666,680 shares
    REPORTING      -------------------------------------------------------------
      PERSON         7   SOLE DISPOSITIVE POWER
       WITH
                         -0- shares
                   -------------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                         2,666,680 shares
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,666,680 shares
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
       SHARES*

       Not applicable
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON *

       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:  Mego Mortgage Corporation  (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices: 1000 Parkwood Circle, Suite 600, Atlanta, GA 30339

Item 2(a). Names of Persons Filing: Boston Partners Asset Management, L.P. ("BPAM"), Boston Partners, Inc. ("Boston Partners"), and Desmond John Heathwood. BPAM, Boston Partners, and Mr. Heathwood are sometimes referred to collectively herein as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of BPAM, Boston Partners, and Mr. Heathwood is 28 State Street, 20th Floor, Boston, MA 02109.

Item 2(c). Citizenship: BPAM is a Delaware limited partnership. Boston Partners is a Delaware corporation. Mr. Heathwood is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, $ .01 par value ("Common Stock").

Item 2(e).  CUSIP Number:  585165103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   [ ]   Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o).

                  (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15
                              U.S.C. 78c).

                  (c)   [ ]   Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c).

                  (d)   [ ]   Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C.
                              80a-8).

                  (e)   [X]   An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E);

                  (f)   [ ]   An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)   [ ]   A parent holding company or control person in
                              accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)   [ ]   A savings association as defined in section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C.
                              1813);

                  (i)   [ ]   A church plan that is excluded from the
                              definition of an investment company under section
                              3(c)(14) of the Investment Company Act of 1940
                              (15 U.S.C. 80a-3);

                  (j)   [ ]   Group, in accordance with Rule
                              13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

      (a) Amount Beneficially Owned: Each of the Reporting Persons may be deemed to own beneficially 2,666,680 shares of Common Stock at December 31, 1998 (issuable upon conversion of 4,000 shares of Series A Preferred Stock).

            BPAM owns of record 0 shares of Common Stock. BPAM owns of record 4,000 shares of Series A Preferred Stock of the Issuer. Because each share of Series A Preferred Stock is convertible into 666.6700 shares of Common Stock, BPAM may be deemed to own beneficially, 2,666,680 shares of Common Stock related thereto. Therefore, BPAM may be deemed to own beneficially a total of 2,666,680 shares of Common Stock. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially. Therefore, each of the Reporting Persons may be deemed to own beneficially 2,666,680 shares of Common Stock of the Issuer.

      (b) Percent of Class: 8.0% for all Reporting Persons. The foregoing percentage is calculated based on 30,566,660 shares of Common Stock outstanding on January 8, 1999, as reported on the Form 10-Q for the quarter ended November 30, 1998.

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

            (ii) shared power to vote or to direct the vote: 2,666,680 shares for all Reporting Persons.

            (iii) sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

            (iv)  shared power to dispose or to direct the disposition of:
                  2,666,680 shares for all Reporting Persons.

            Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            BPAM holds all of the above 2,666,680 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  February 12, 1999

BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:   Boston Partners, Inc.,
      its general partner

      By:   /s/ Mary Ann Iudice
            -------------------
            William J. Kelly
            Treasurer and Senior Vice President
            by:   Mary Ann Iudice
                  Attorney-in-Fact*

BOSTON PARTNERS, INC.

      By:   /s/ Mary Ann Iudice
            -------------------
            William J. Kelly
            Treasurer and Senior Vice President
            by:   Mary Ann Iudice
                  Attorney-in-Fact*

/s/ Mary Ann Iudice
-------------------
Desmond John Heathwood
by:   Mary Ann Iudice
      Attorney-in-Fact**

* Signed pursuant to a Power of Attorney executed by William J. Kelly, a copy of which is filed herewith.

**    Signed pursuant to a Power of Attorney executed by Desmond John
Heathwood, a copy of which is filed herewith.

                                                                       Exhibit 1

                                   AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Mego Mortgage Corporation.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

      EXECUTED this 12th day of February, 1999.

BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:   Boston Partners, Inc.
      its general partner

      By:   /s/ Mary Ann Iudice
            -------------------
            William J. Kelly
            Treasurer and Senior Vice President
            by:   Mary Ann Iudice
                  Attorney-in-Fact*

BOSTON PARTNERS, INC.

      By:   /s/ Mary Ann Iudice
            -------------------
            William J. Kelly
            Treasurer and Senior Vice President
            by:   Mary Ann Iudice
                  Attorney-in-Fact*

/s/ Mary Ann Iudice
-------------------
Desmond John Heathwood
by:   Mary Ann Iudice
      Attorney-in-Fact**

* Signed pursuant to a Power of Attorney executed by William J. Kelly, a copy of which is filed herewith.

**    Signed pursuant to a Power of Attorney executed by Desmond John
Heathwood, a copy of which is filed herewith.